EMPLOYERS MUTUAL CASUALTY COMPANY

January 31, 2019
Special Committee of the Board of Directors
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, Iowa 50309
Attn:  Stephen Crane, Chair of the Special Committee
Dear Mr. Crane:
In furtherance to our conversation this morning, Employers Mutual Casualty Company ("EMCC") is sending this letter to clarify its non-binding indicative proposal dated November 15, 2018 (the "Proposal") for the potential acquisition by EMCC of all of the outstanding shares of common stock of EMC Insurance Group Inc. ("EMCI") not owned by EMCC for a cash purchase price of $30 per share.
In our Proposal, we indicated that we were willing to engage in an open discussion with EMCI's special committee on any alternative transaction structures or alternative transactions so desired by the special committee.  In response to inquiries and industry reports, we now believe it is important to clarify that this statement was intended only to convey our willingness to consider an alternative transaction for EMCC to acquire all of the outstanding shares of EMCI common stock not already owned by us.  This statement was not intended to convey that EMCC was willing to consider an alternative transaction brought by EMCI's special committee or any other party that involves the merger of EMCC with or into a third party.  We are not willing to consider any such proposal.  EMCC has been operating as an independent mutual insurance company for 108 years.  EMCC is a financially strong insurance company with an A.M. Best financial strength rating of A (Excellent), and is currently one of the top 50 insurance organizations in the country based on net written premiums.  EMCC intends to continue operating as an independent mutual insurance company, which it believes is in the best interests of its policyholders.
We continue to believe that the proposed transaction is in the best interest of EMCI's public shareholders. Given the relative limited market trading volume and illiquidity of EMCI's stock, we believe the transaction will provide EMCI's public shareholders with immediate and complete liquidity at a significant premium to EMCI's per share price prior to the public announcement of the Proposal. This price represents an approximately 25% premium to the $23.99 closing market price of EMCI's common stock on the NASDAQ Global Select Market as of November 15, 2018, the last trading day prior to the public announcement of our Proposal and an almost 13% premium to the $26.63 book value per share of EMCI as of September 30, 2018.
Due to our obligations under the federal securities laws, we intend to promptly file an amendment to our Schedule 13D, including a copy of this letter, with the Securities and Exchange Commission.  We will also issue the attached press release regarding this matter.
This letter does not constitute a contract, commitment, undertaking or other binding obligation or limitation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance, and this letter may be withdrawn at any time and in any manner. Any obligation of EMCC with respect to the proposed transaction will be only as set forth in a definitive executed written agreement.
We look forward to continuing to discuss our proposal with you at your convenience and working with you to complete the proposed transaction expeditiously and for the benefit of EMCI's public shareholders.

Yours sincerely,

By: /s/ David J.W. Proctor, J.D.
     David J.W. Proctor, J.D.
     Chairman of the Board of Directors
      Employers Mutual Casualty Company

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